                                                                    Exhibit 99.1

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

     This Annual Report on Form 10-K contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of BayCorp and/or Great Bay to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below and elsewhere in this Annual Report.

     Ownership of a Single Asset. BayCorp's principal asset is its 100% equity interest in Great Bay. Great Bay owns a single principal asset, a 12.1% joint interest in the Seabrook Nuclear Power Project in Seabrook, New Hampshire. Accordingly, BayCorp's results of operations are completely dependent upon the successful and continued operation of the Seabrook Project. In particular, if the Seabrook Project experiences unscheduled outages of significant duration, Great Bay's results of operations will be materially adversely affected.

     History of Losses. BayCorp has never reported an operating profit for any year since its incorporation. Historically, sales at short-term rates have not resulted in sufficient revenue to enable BayCorp to meet its cash requirements for operations, maintenance and capital related costs. There can be no assurance that Great Bay will be able to sell power at prices that will enable it to meet its cash requirements.

     Liquidity Needs. As of December 31, 1998, BayCorp had approximately $12.1 million in cash and cash equivalents and short-term investments. The Company believes that such cash, together with the anticipated proceeds from the sale of electricity by Great Bay, will be sufficient to enable the Company to meet its cash requirements until the prices at which Great Bay can sell its electricity increase sufficiently to enable the Company to cover its annual cash requirements. However, if the Seabrook Project operated at a capacity factor below historical levels, or if expenses associated with the ownership or operation of the Seabrook Project, including without limitation decommissioning costs, are materially higher than anticipated, or if the prices at which Great Bay is able to sell its share of the Seabrook Project electricity do not increase at the rates and within the time expected by Great Bay, Great Bay or the Company would be required to raise additional capital, either through a debt financing or an equity financing, to meet ongoing cash requirements. There is no assurance that Great Bay or the Company would be able to raise such capital or that the terms on which any additional capital is available would be acceptable. If additional funds are raised by issuing equity securities, dilution to then existing stockholders will result.

     Changes in the New England Wholesale Power Market. During recent years in New England, the combination of (1) increased competition in the wholesale power market, (2) small increases in the demand for electricity and (3) electric industry deregulation has resulted in increased uncertainty regarding the price of electricity in the wholesale power market. Although Great Bay's average selling price per kWh (determined by dividing total sales revenue by the total number of kWhs sold in the applicable period) increased from 2.58 cents in 1996 to 2.76 cents in 1997 and 3.04 cents in 1998, there can be no assurance that Great Bay will be able to sell its power at these prices or higher prices in the future.

     Risks in Connection with Joint Ownership of Seabrook Project. Great Bay is required under the JOA to pay its share of Seabrook Unit I and Seabrook Unit 2 expenses, including without limitation operations and maintenance expenses, construction and nuclear fuel expenditures and decommissioning costs, regardless of Seabrook Unit l's operations. Under certain circumstances, a failure by Great Bay to make its monthly payments under the JOA entitles certain other joint owners of the Seabrook Project to purchase Great Bay's interest in the Seabrook Project for 75% of the then fair market value thereof.

     In addition, the failure to make monthly payments under the JOA by owners of the Seabrook Project other than Great Bay may have a material adverse effect on Great Bay. For example, Great Bay could opt to pay a greater proportion of the Seabrook Project expenses in order to preserve the value of its share of the Seabrook Project. In the past, certain of the owners of the Seabrook Project other than Great Bay have not made their full respective payments. The electric utility industry is undergoing significant changes as competition and deregulation are introduced into the marketplace. Some utilities, including certain Participants, have indicated in state regulatory proceedings that they may be forced to seek bankruptcy protection if regulators, as part of the industry restructuring, do not allow for full recovery of stranded costs. If a Participant other than Great Bay filed for bankruptcy and that Participant was unable to pay its share of Seabrook Project expenses, Great Bay might opt to pay a greater portion of Seabrook Project expenses in order to preserve the value of its share of the Seabrook Project, In the past, the filing of bankruptcy by a Participant has not resulted in a failure to pay Seabrook Project expenses or an increase in the percentage of expenses paid by other Participants.

     The Seabrook Project is owned by Great Bay and the other owners thereof as tenants in common, with the various owners holding varying ownership shares. This means that Great Bay, which owns only a 12.1% interest, does not have control of the management of the Seabrook Project. As a result, decisions may be made affecting the Seabrook Project notwithstanding Great Bay's opposition.

     Certain costs and expenses of operating the Seabrook Project or owning an interest therein such as certain insurance and decommissioning costs, are subject to increase or retroactive adjustment based on factors beyond the control of BayCorp or Great Bay. The cost of disposing of Unit 2 of the Seabrook Project is not known at this time. These various costs and expenses may adversely affect BayCorp and Great Bay, possibly materially.

     Extensive Government Regulation. The Seabrook Project is subject to extensive regulation by federal and state agencies. In particular, the Seabrook Project and Great Bay as part owner of a licensed nuclear facility, are subject to the broad jurisdiction of the NRC, which is empowered to authorize the siting, construction and operation of nuclear reactors after consideration of public health and safety, environmental and antitrust matters. Great Bay is also subject to the jurisdiction of the FERC and, as a result, is required to file with FERC all contracts for the sale of electricity, FERC's jurisdiction also includes, among other things, the sale, lease, merger, consolidation or other disposition of facilities, interconnection of certain facilities, accounts, service and property records. Noncompliance with NRC requirements may result, among other things, in a shutdown or the Seabrook Project.

     The NRC has promulgated a broad range of regulations affecting all aspects of the design, construction and operation of a nuclear facility, such as the Seabrook Project, including performance of nuclear safety systems, fire protection, emergency response planning and notification systems, insurance and quality assurance. The NRC retains authority to modify, suspend or withdraw operating licenses, such as the license pursuant to which the Seabrook project operates, at any time that conditions warrant. For example, the NRC might order Seabrook Unit 1 shut down (i) if flaws were discovered in the construction or operation of Seabrook Unit 1, (ii) if problems developed with respect to other nuclear generating plants of a design and construction similar to Unit 1, or
(iii) if accidents at other nuclear facilities suggested that nuclear generating plants generally were less safe than previously believed.

     Risk of Nuclear Accident. Nuclear reactors have been used to generate electric power for more than 35 years and there are currently more than 100 nuclear reactors used for electric power generation in the United States. Although the safety record of these nuclear reactors in the United States generally has been very good, accidents and other unforeseen problems have occurred both in the United States and elsewhere, including the well-publicized incidents at Three Mile Island in Pennsylvania and Chernobyl in the former Soviet Union. The consequences of such an accident can be severe, including loss of life and property damage, and the available insurance coverage may not be sufficient to pay all the damages incurred.

     Public Controversy Concerning Nuclear Power Plants. Substantial controversy has existed for some time concerning nuclear generating plants and over the years such opposition has led to construction delays, cost overruns, licensing delays, demonstrations and other difficulties. The Seabrook Project was the subject of significant public controversy during its construction and licensing and remains controversial. An increase in public concerns regarding the Seabrook Project or nuclear power in general could adversely affect the operating license of Seabrook Unit 1. While Great Bay cannot predict the ultimate effect of such controversy, it is possible that it could result in a premature shutdown of the unit.

     Waste Disposal: Decommissioning Cost. There has been considerable public concern and regulatory attention focused upon the disposal of low- and high-level nuclear wastes produced at nuclear facilities and the ultimate decommissioning of such facilities. As to waste disposal concerns, both the federal government and the State of New Hampshire are currently delinquent in the performance of their statutory obligations.

     The joint owners of the Seabrook Project, through their managing agent NAESCO, entered into contracts with the DOE for high level waste disposal in accordance with the NWPA. Under these contracts and the NWPA, the DOE was required to take title to and dispose of the Seabrook Project's high level waste beginning no later than January 31, 1998. However, the DOE has announced that its first high level waste repository will not be in operation until 2010 at the earliest.

     The Seabrook Project increased its on-site storage capacity for low level waste ("LLW") in 1996 and that capacity is expected to be sufficient to meet the Project's storage requirements through 2006. In addition, the managing agent of the Seabrook Project has advised Great Bay that the Seabrook Project has adequate on-site storage capacity for high level waste until approximately 2010. If the Seabrook Project were unable to store nuclear waste on site or make other disposal provisions, the Company's business, results of operations and financial condition would be materially and adversely affected. See "Business-Nuclear Waste Disposal."

     As to decommissioning. NRC regulations require that upon permanent shutdown of a nuclear facility, appropriate arrangements for full decontamination and decommissioning of the facility be made. These regulations require that during the operation of a facility, the owners of the facility must set aside sufficient funds to defray decommissioning costs. While the owners of the Seabrook Project are accumulating monies in a trust fund to defray decommissioning costs, these costs could substantially exceed the value of the trust and the owners (including Great Bay) would remain liable for the excess. Moreover, the amount that is required to be deposited in the trust fund is subject to periodic review and adjustment by an independent commission of the State of New Hampshire, which could result in material increases in such amounts.

     Intense Competition. Great Bay sells its share of Seabrook Project electricity primarily into the Northeast United States wholesale electricity market. There are a large number of suppliers to this market and competition is intense. A primary source of competition comes from traditional utilities, many of which presently have excess capacity. In addition, non-utility wholesale generators of electricity, such as IPPs, QFs and EWGs, as well as power marketers and brokers, actively sell electricity in this market. Great Bay may face increased competition, primarily based on price, from all sources in the future.

     Year 2000. The "Year 2000" issue relates to computer systems and software that cannot determine whether "00" means the year 1900 or 2000. Systems or software that cannot properly process year 2000 dates could give rise to failures or create erroneous results that in turn could have a material adverse effect on the Company's business, operations, financial results and liquidity.

     The Company relies on the operation of the Seabrook Project for nearly all of its revenue. Accordingly, the Company's major exposure for year 2000 problems is the effect of a plant shutdown partially or completely caused by a year 2000 problem. In addition, year 2000 issues could adversely affect electricity metering, transmission, billing or other business processes.

     The Company does not operate the Seabrook Project. Rather, the joint owners of the plant, including Great Bay, have contracted with NAESCO, a subsidiary of Northeast Utilities, to operate the plant. Northeast Utilities, in conjunction with certain of its affiliates, holds the largest joint ownership interest in the Seabrook Project.

     According to January 1999 estimates provided by NAESCO, Great Bay's share of costs to address year 2000 issues at the Seabrook Project will be approximately $410,000. As of December 31, 1998, Great Bay's share of costs to address year 2000 issues at the Seabrook Project was approximately $229,000. Great Bay has funded these expenses from its operating revenues.

     In assessing year 2000 issues associated with the Seabrook Project, NAESCO, as of December 31, 1998:

     o developed and implemented a detailed millennium project plan;

     o completed its inventory, analysis and planning for millennium items, identifying approximately 1,325 separate items and determining that 71% can be accepted as modified to date or without modification and 29% require further testing, modification or replacement; and

     o worked with the NRC in connection with the NRC's year 2000 audit of the Seabrook plant, which occurred from September 29, 1998 through October 1, 1998.

     NAESCO has defined a schedule to implement all year 2000 corrective actions. A number of critical remediation tasks still must be accomplished, most of which are scheduled for completion by June 1999 and some of which are scheduled for completion by September 1999. Some of the more important remaining tasks include NAESCO's plans to:

     o upgrade IBM mainframe software, and IDMS and INQUIRE database management systems, to year 2000-compliant releases;

     o develop contingency plans; and

     o complete critical supplier and embedded systems remediation projects.

     NAESCO commenced year 2000 efforts relating to the Seabrook Project in October 1996. NAESCO's Seabrook millennium project plan acknowledges that if, for example, a technical requirement or regulatory commitment is missed or if, for example, a critical supplier does not provide a service, NAESCO, as operator of the Seabrook Project, will need to take collective action, which could include an unscheduled shutdown of the plant.

     In April 1998 the NRC requested that all licensed nuclear power plant operators provide to the NRC, by July 1, 1999, written certification that their facilities are year 2000-ready and in compliance with the terms and conditions of their licenses, NRC regulations and the principles outlined in an August 1997 NRC nuclear utility year 2000 readiness document. If the plant is not ready, plans and schedules to become ready must be submitted to the NRC. The Company believes that NAESCO's year 2000 efforts at the Seabrook Project are designed to meet or exceed NRC requirements.

     The dates on which NAESCO believes its year 2000 compliance efforts will be completed are based on NAESCO management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved or that there will not be a delay in, or increased costs associated with, the implementation of the year 2000 compliance efforts. Specific factors that might cause differences between the estimates and actual results include, but are not limited to, the availability and cost of personnel trained in these areas, the ability to locate and correct all relevant computer code, timely responses to and corrections by third parties and suppliers, the ability to implement interfaces between the new systems and the systems not being replaced, and similar uncertainties. Due to the general uncertainty inherent in the year 2000 problem, resulting in part from the uncertainty of the year 2000 readiness of third-parties and the interconnection of global businesses, the Company cannot ensure that efforts to timely and cost-effectively resolve year 2000 issues will be successful. If year 2000 compliance efforts are unsuccessful or incomplete, or if costs exceed NAESCO's estimates, the Company's business, operations, financial results and liquidity could be materially and adversely affected.

     The majority of the necessary modifications to the Company's centralized financial, customer and operational information systems (as opposed to those at the Seabrook Project) were completed by the end of 1998. The Company believes it will incur minimal year 2000 remediation costs associated with its centralized systems.